CONFIDENTIAL
July 31, 2010

Strategic Shareholder Liquidity Fund Operator, LLC
1419 Dolphin Terrace
Corona Del Mar, CA 92625
Attention: Manager
Re:	Tender Offer for Shares of Dividend Capital Total Realty Trust Inc., a Maryland corporation, (“Dividend Trust”)
     Reference is made to the proposed tender offer for shares of Dividend Trust (“Dividend Trust Tender Offer”) to be made by Strategic Shareholder Liquidity Fund, LLC, a Delaware limited liability company (the “Company”). Strategic Shareholder Liquidity Fund Operator, LLC, a Delaware limited liability company (“Strategic Operator”), the managing member of the Company, and has made a commitment to the Company, pursuant to a certain commitment letter dated July 31, 2010, to contribute to the Company 10% of the aggregate consideration to be paid by the Company to the tendering stockholders in the Dividend Trust Tender Offer, which amount shall not exceed $2,782,500, plus 10% of the aggregate costs and fees incurred by the Company in consummating the Dividend Trust Tender Offer (collectively, the “Managing Member Commitment”). This letter is being delivered to Strategic Operator in order to induce (i) the members of Strategic Operator to enter into the Operating Agreement of Strategic Operator, and (ii) the Company to launch and consummate the Dividend Trust Tender Offer.
     1. Commitment. Opportunity Investment Fund I, LLC, a Delaware limited liability company (“Opportunity Investment”) and Harold Hofer, an individual (“Hofer”), hereby severally commit, subject to the terms and conditions set forth herein, that, they each shall contribute their respective Commitment Amounts. Opportunity Investment and Hofer each agree to fund their respective Commitment Amounts within three (3) days notice from Strategic Operator. For purposes of this letter agreement, “Commitment Amounts” shall mean for each of Opportunity Investment and Hofer, as the following:
     Opportunity Investment: 90% of the Managing Member Commitment to be paid by Strategic Operator to the Company in connection with the the Dividend Trust Tender Offer.
     Hofer: 10% of the Managing Member Commitment to be paid by Strategic Operator to the Company in connection with the Dividend Trust Tender Offer.
     2. Use of Proceeds. The proceeds of the commitments made by Opportunity Investment and Hofer hereunder will be used by Strategic Operator solely to fulfill the Managing Member Commitment.
     3. Enforceability. This letter agreement may only be enforced by Strategic Operator.
     4. Termination. The obligations of Opportunity Investment and Hofer to fund their respective Commitment Amounts will terminate automatically and immediately upon the earliest to occur of (a) the consummation of the Dividend Trust Tender Offer, at which time the obligations of the Company to the tendering shareholders will be fulfilled, or (b) by mutual consent among Strategic Operator, Opportunity Investment and Hofer.
     5. No Modification; Entire Agreement. This letter agreement may not be amended, modified or supplemented except by an agreement in writing signed by Strategic Operator, Opportunity Investment and Hofer. This letter agreement constitutes the sole and entire agreement of Strategic Operator, Opportunity Investment and Hofer, with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.
     6. Parties in Interest; Third Party Beneficiaries. This letter agreement is for the sole benefit of Strategic Operator and shall be binding upon Opportunity Investment, Hofer and their respective successors and permitted assigns. Nothing in this letter agreement, express or implied, is intended to or shall confer upon any person other than Strategic Operator any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this letter agreement.
     7. Governing Law; Submission to Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of California. Any legal suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be instituted in the federal courts of the United States of America or the courts of the State of California in each case located in Orange County, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by certified mail shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
     8. Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this letter agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this letter agreement or the transactions contemplated hereby.
     9. No Assignment. The commitments evidenced by this letter agreement shall not be assignable by either Opportunity Investment or Hofer, without Strategic Operator’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of Strategic Operator and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment.
     10. Counterparts. This letter may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

A signed copy of this letter delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
     11. Confidentiality. This letter agreement shall be treated as confidential. This letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of Opportunity Investment and Hofer. The foregoing notwithstanding, this letter shall be provided to Strategic Operator and Strategic Operator may disclose the existence and contents of this letter to (a) its affiliates and representatives and (b) to the extent required by law or in connection with the Dividend Trust Tender Offer.
[SIGNATURE PAGE FOLLOWS]

CONFIDENTIAL

Very Truly Yours, OPPORTUNITY INVESTMENT FUND I, LLC, a Delaware limited liability company
By:	/s/ Ray Wirta
	Name:	Ray Wirta
	Title:	Authorized Signatory

HAROLD HOFER, an individual
/s/ Harold Hofer

Agreed to and accepted: STRATEGIC SHAREHOLDER LIQUIDITY FUND OPERATOR, LLC, a Delaware limited liability company
By:	/s/ Harold Hofer
	Name:	Harold Hofer
	Title:	Manager